SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                                ----------------

                                 SCHEDULE 13E3
                                 (RULE 13e-100)

                  TRANSACTION STATEMENT UNDER SECTION 13(e) OF
          THE SECURITIES EXCHANGE ACT OF 1934 AND RULE 13e-3 THEREUNDER

              RULE 13e-3 TRANSACTION STATEMENT UNDER SECTION 13(e)
                          OF THE SECURITIES ACT OF 1934

                       VININGS INVESTMENT PROPERTIES TRUST
                       -----------------------------------
                                (Name of Issuer)


                       VININGS INVESTMENT PROPERTIES TRUST
                       -----------------------------------
                      (Name of Person(s) Filing Statement)


             Common Shares of beneficial interest, without par value
             -------------------------------------------------------
                         (Title of Class of Securities)

                                    927428201
                                    ---------
                      (CUSIP Number of Class of Securities)


                                  Peter D. Anzo
                      President and Chief Executive Officer
                        2839 Paces Ferry Road, Suite 1170
                                Atlanta, GA 30339
                                 (770) 984-9500

                                 WITH A COPY TO:
                              David W. Watson, P.C.
                               Goodwin Procter LLP
                                 Exchange Place
                                Boston, MA 02109

           (Name, Address and Telephone Number of Person Authorized to
   Receive Notices and Communications on Behalf of Person(s) Filing Statement)

This statement is filed in connection with (check appropriate box):

     a. [X] The filing of solicitation materials or an information statement subject to Regulation 14A, Regulation 14C or Rule 13e-3(c) under the Securities Exchange Act of 1934.

     b. [_] The filing of a registration statement under the Securities Act of 1933.

     c.   [_] A tender offer.

     d.   [_] None of the above.

          Check the following box if the soliciting materials or information statement referred to in checking box (a) are preliminary copies: [X]

          Check the following box if the filing is a final amendment reporting the results of the transaction: [_]

                            CALCULATION OF FILING FEE



Transaction Valuation:     $436,750                Amount of filing fee:     $87

* This calculation is based upon one-50th of one percent multiplied by transaction valuation shown above. For purposes of calculation of this fee only, this transaction valuation is based on the estimated number of pre-slit common shares that would otherwise be converted into fractional shares as a result of the Reverse Share Split multiplied by $3.20. This $3.20 multiplier constitutes the cash consideration to be paid for each pre-split common share in lieu of the issuance of any fractional shares, as determined by the Board of Trustees.

** The amount of the filing fee calculated in accordance with Rule 0-11 of the Securities Exchange Act of 1934.

[_] Check the box if any part of the fee is offset by Exchange Act Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

    Amount Previously Paid:    Not Applicable      Filing Party:  Not Applicable
    Form or Registration No.:  Not Applicable      Date Filed:    Not Applicable

ITEM 1. SUMMARY TERM SHEET. The material terms of this transaction are listed in the following:

o Vinings Investment Properties Trust is filing this Schedule 13E-3 electronically on EDGAR contemporaneously with an electronic filing of a Proxy Statement (we refer to this proxy statement throughout this schedule as the "Proxy Statement").

o The Board of Trustees has authorized a 1-for-1,000 reverse share split of Vinings' common shares of beneficial interest and Series A Convertible Preferred Shares of beneficial interest, and recommends that all shareholders approve the proposal by voting to ratify the decision of the Board to effect the reverse share split. See also the information under the caption "Summary of Reverse Share Split Proposal" in the Proxy Statement.

o A special committee of the Board of Trustees comprised solely of non-employee trustees who are disinterested in the reverse share split as well as the full Board of Trustees voted unanimously in favor of the reverse share split. See also the information under the caption "Fairness of Reverse Share Split Proposal" in the Proxy Statement.

o The Board of Trustees authorized management to retain a financial adviser to render a fairness opinion in connection with the reverse share split. See also the information under the caption "Fairness of Reverse Share Split Proposal" in the Proxy Statement.

o The Board of Trustees has deemed advisable and unanimously approved amendments to Vinings' Certificate of Designation Classifying and Designating a Series of Preferred Shares as Series A Convertible Preferred Shares of Vinings, which will have the effect of preserving the dividend rights and the liquidation preference of the preferred shareholders after giving effect to the reverse share split. The First Amendment to the Certificate of Designation will only become effective in the event Vinings' shareholders approve the reverse share split. See also the information under the captions "Amendments to the Certificate of Designation Relating to the Series A Convertible Preferred Shares" and "Reasons for the Amendments to the Certificate of Designation" in the Proxy Statement.

o The reverse share split will not become effective until the proposal to ratify the Board's decision to effect the reverse share split is approved by the requisite number of Vinings' shareholders and the First Amendment to the Certificate of Designation has been filed with the Secretary of State of the Commonwealth of Massachusetts and the Clerk of the City of Boston. See also the information under the caption "Summary of Reverse Share Split Proposal" in the Proxy Statement.

o A majority of Vinings' shareholders must vote in favor of the reverse share split for the proposal to be implemented. See also the information under the captions "Required Vote" and "Summary of Reverse Share Split Proposal" in the Proxy Statement.

o Once the reverse share split becomes effective, shareholders will receive one new common share or preferred share for each 1,000 common shares or preferred shares that they may own at that time. Shareholders who hold fewer than 1,000 common shares or who do not hold common shares in an even multiple of 1,000 will receive a cash payment for those shares which would otherwise be combined into a fraction of a share. Shareholders who hold fewer than 1,000 preferred shares will receive a fraction of a new preferred share. See also the information under the caption "Summary of Reverse Share Split Proposal" in the Proxy Statement.

o The reverse share split is not expected to affect Vinings' current business plan or operations, except for the anticipated cost savings resulting from the cessation of reporting under the Securities Exchange Act of 1934, as amended. See also the information under the caption "Conduct of Vinings' Business after Reverse Share Split" and "Purpose and Reasons for Reverse Share Split Proposal" in the Proxy Statement.

o If the reverse share split is approved and implemented, Vinings expects to be eligible to cease filing periodic reports with the SEC and we intend to cease public registration of our common shares. However, the Board has reserved the right to maintain registration, even after implementing the reverse share split, if it deems that continued registration is in the best interests of Vinings and its shareholders at the time. See also the information under the caption "Purpose and Reasons for the Reverse Share Split" in the Proxy Statement.

o We expect that the reverse share split should be treated as a tax-free "recapitalization" for federal income tax purposes. However, those holders who receive a cash payment in lieu of fractional shares or who are deemed to have received a distribution will recognize income. See the information under the caption "Material Federal Income Tax Consequences" in the Proxy Statement.

o There are no dissenter's rights for any shareholder who dissents from approval of the reverse share split under Vinings' governance documents or under Massachusetts law. See also the information under the caption "Dissenter's Rights; Escheat Laws" in the Proxy Statement.


ITEM 2. SUBJECT COMPANY INFORMATION.

     (a) NAME AND ADDRESS. Vinings Investment Properties Trust is the subject company. Its principal executive office is located at 2839 Paces Ferry Road, Suite 1170, Atlanta, Georgia 30339 and its telephone number is (770) 984-9500.

     (b) SECURITIES. The common shares trade on the over-the-counter Bulletin Board under the symbol "VIPIS." As of March 7, 2001, there were (i) 1,100,486 outstanding common shares, without par value and 1,988,235 outstanding preferred shares, par value $.01 per share.

     (c) TRADING MARKET AND PRICE. The information set forth under the caption "Market for Registrant's Common Shares of Beneficial Interest" of the Proxy Statement is incorporated herein by reference pursuant to General Instruction F to Schedule 13E-3.

     (d) DIVIDENDS. Vinings paid dividends on its common shares for the fiscal year ended December 31, 1999 as follows:


     RECORD DATE              PAYMENT DATE             DIVIDEND PER SHARE
     -----------              ------------             ------------------

     August 16, 1999          September 1, 1999                     $0.05

     November 26, 1999        December 8, 1999                      $0.05

     No dividends were paid for the fiscal year ended December 31, 2000 or year to date 2001.

     (e) PRIOR PUBLIC OFFERINGS. None.

     (f) PRIOR STOCK PURCHASES. Vinings does not have a stock repurchase plan in place. However, Vinings has purchased and continues to purchase fractional common shares for cash when properly presented pursuant to a 1-for-8 reverse share split that was approved by the shareholders in July 1996.


ITEM 3. IDENTITY AND BACKGROUND OF FILING PERSON.

     (a) NAME AND ADDRESS. Vinings Investment Properties Trust, the subject company, is the filing person of this statement. Its principal executive office is located at 2839 Paces Ferry Road, Suite 1170, Atlanta, Georgia 30339 and its telephone number is (770) 984-9500. The business address and business telephone numbers for each executive officer and director is 2839 Paces Ferry Road, Suite 1170, Atlanta, Georgia 30339 and its telephone number is (770) 984-9500.

     (b) BUSINESS AND BACKGROUND OF ENTITIES. Not applicable.

     (c) BUSINESS AND BACKGROUND OF NATURAL PERSONS. The information required by
(1) and (2) of this item is set forth under the caption "Information Regarding Trustees" of the Proxy Statement and is incorporated herein by reference pursuant to General Instruction F to Schedule 13E-3.

          (3) None of Vinings' executive officers or trustees were convicted in a criminal proceeding during the past five years.

          (4) None of Vinings' executive officers or trustees were a party to any judicial or administrative proceeding during the past five years that resulted in a judgment, decree or final order enjoining the person from future violations of, or prohibiting activities subject to, federal or state securities laws, or a finding of any violation of federal or state securities laws.

          (5) All of Vinings' executive officers and trustees are citizens of the United States.


ITEM 4. TERMS OF THE TRANSACTION.

     (a) MATERIAL TERMS. The information set forth under the captions "Notice of 2001 Annual Meeting of Shareholders;" "Summary of Reverse Share Split Proposal;" "Background;" "Purpose and Reasons for Reverse Share Split Proposal;" "Fairness of Reverse Share Split Proposal;" "Amendments to the Certificate of Designation Relating to the Series A Convertible Preferred Shares;" "Reasons for the Amendments to the Certificate of Designation;" "Structure of Reverse Share Split;" "Exchange of Share Certificates and Payment of Fractional Shares;" "Potential Detriments of Reverse Share Split Proposal to Shareholders; Accretion in Ownership and Control of Certain Shareholders;" "Conduct of Vinings' Business after Reverse Share Split;" "Effects of Reverse Share Split Proposal on Vinings' Shareholders;" "Material Federal Income Tax Consequences;" "Dissenter's Rights; Escheat Laws;" and "Intention to Terminate Public Registration" of the Proxy Statement are incorporated herein by reference pursuant to General Instruction F to Schedule 13E-3.

     (c) DIFFERENT TERMS. None.

     (d) APPRAISAL  RIGHTS.   The  information  set  forth  under  the  caption
"Dissenter's Rights; Escheat Laws" of the Proxy Statement is incorporated herein by reference pursuant to General Instruction F to Schedule 13E-3.

     (e) PROVISIONS FOR UNAFFILIATED SECURITY HOLDERS. None.

     (f) ELIGIBILITY FOR LISTING OR TRADING. Not applicable.


ITEM 5. PAST CONTACTS, TRANSACTIONS OR NEGOTIATIONS.

     (a) TRANSACTIONS. None.

     (b) SIGNIFICANT CORPORATE EVENTS. In connection with Vinings' acquisition of eight multifamily communities in Mississippi on May 1, 1999, MFI Realty, Inc., an affiliate of Mr. Anzo and Ms. Reed, received an acquisition fee from Vinings totaling $400,276, which represents greater than 5% of MFI's gross revenues for its last full fiscal year. Mr. Anzo is an officer of MFI and may be deemed to have an indirect material interest in this transaction as a result of his majority ownership interest in the parent company that owns MFI. Ms. Reed is also an officer of MFI and may be deemed to have an indirect material interest in this transaction as a result of her minority ownership interest in the parent company that owns MFI. Vinings does not expect to pay any additional fees to MFI in its current fiscal year unless MFI presents Vinings with another acquisition opportunity.

     Vinings is a party to management agreements with VIP Management, LLC, an affiliate of Mr. Anzo and Ms. Reed, to provide management services to the properties owned by Vinings. A total of $484,794 in management and data processing fees was incurred by Vinings during 2000. In addition, during 2000 VIP provided a number of services to Vinings relating to administrative, acquisition and capital and asset advisory services. Direct costs paid on Vinings' behalf were reimbursed to VIP and VIP has charged Vinings for overhead charges, including Vinings' pro-rata share of rent and administrative charges and a pro-rata portion of salaries and benefits for the officers and other employees providing services to Vinings.

     Effective July 1, 2000, Vinings restructured its relationship with VIP, which now administers Vinings for an advisory fee equal to 1 1/2% of gross revenues, including the revenues from properties held by a joint venture in which Vinings has a 20% interest and is the general partner. The advisory fee is in lieu of reimbursing VIP for all overhead, salaries and other costs attributable to Vinings' operations. The total paid to VIP for these services during 2000 was $328,933. These payments to VIP represent greater than 5% of VIP's gross revenues for its last full fiscal year. Mr. Anzo may be deemed to have an indirect material interest in these transactions because he is a managing member of VIP and currently owns 90% of its membership interests. Ms. Reed may also be deemed to have an indirect material interest in these transactions because she is also a managing member of VIP and currently owns the remaining 10% of VIP's membership interests. Vinings expects that VIP will continue to provide management and asset advisory services to Vinings in the current fiscal year.

     Vinings believes that all of the above relationships and transactions are fair and reasonable and are on terms at least as favorable to Vinings as those which might have been obtained with unrelated third parties. A majority of the disinterested Trustees at the time approved all of the above transactions.

     (c) NEGOTIATIONS OR CONTACTS. None.

     (e) AGREEMENTS INVOLVING THE SUBJECT COMPANY'S SECURITIES. Vinings has experienced a change of control since the beginning of Fiscal 1999. On January 1, 1999, Vinings had four significant beneficial owners of its common shares:
Financial & Investment Management Group, Ltd. - 28.24%, Peter D. Anzo - 12.13%, Martin H. Petersen - 8.73% and Clifford K. Watts - 8.18%. As a result of the transactions described below, Mr. Anzo is now the beneficial owner of a majority of Vinings' common shares, holding 61.51% of the common shares as of the date of this Schedule 13E-3.

     Effective March 1, 2000, in a private transaction that was completed on or about March 17, 2000, Mr. Anzo acquired beneficial ownership of an additional 547,982 common shares of Vinings.

     Of the 547,982 common shares acquired by Mr. Anzo, 437,225 shares were acquired directly by Mr. Anzo for an aggregate purchase price of $2,382,876. The consideration for the purchase of the 437,225 shares was comprised of four sources: (1) a personal loan to Mr. Anzo from Watts Agent, L.P. dated March 1, 2000 in the amount of $1,285,000, which is secured by a pledge of 566,966 of Mr. Anzo's shares, evidenced by the Margin Stock Pledge Agreement and the Amendment to the Margin Stock Pledge Agreement both dated as of March 1, 2000 and which have been filed as exhibits to Mr. Anzo's Amendment No. 4 to Schedule 13D filed on May 2, 2000, (2) a draw on a home-equity line of credit from Regions Bank in the amount of $500,000 which has also been filed as an exhibit to Mr. Anzo's Amendment No. 4 to Schedule 13D filed on May 2, 2000, (3) an exchange of specific partnership interests and other economic interests held by Mr. Anzo in specific real estate investments with one of the sellers of shares totaling $400,003, and (4) personal funds of Mr. Anzo.

     100,000 of these shares were acquired for an aggregate purchase price of $545,000 by VIP. By virtue of his ownership interest in VIP, Mr. Anzo may be deemed the beneficial owner of the securities over which VIP has voting and dispositive power.

     Mr. Anzo has the right to acquire the remaining 10,757 shares upon conversion of an equal number of common units in Vinings' operating partnership. The common units were acquired for an aggregate purchase price of $58,626. The consideration for the purchase of the 10,757 common units was the exchange of specific partnership interests and other economic interests held by Mr. Anzo in specific real estate investments with the seller of the common units.


ITEM 6. PURPOSES OF THE REVERSE SHARE SPLIT AND PLANS OR PROPOSALS.

     (b) USE OF SECURITIES ACQUIRED. Outstanding common shares of beneficial interest, without par value, that would otherwise be combined respectively into a fractional common share of beneficial interest of Vinings, without par value, will be cancelled. Outstanding preferred shares of beneficial interest, par value $.01 per share, will be combined into a fractional preferred share of beneficial interest, par value $.01 per share, if necessary, as set forth under the caption "Structure of Reverse Share Split" of the Proxy Statement, which is incorporated herein by reference pursuant to General Instruction F to Schedule 13E-3. Otherwise no securities will be acquired in the transaction.

     (c) (1)-(8) PLANS. The information set forth under the captions "Purpose and Reasons for Reverse Share Split Proposal;" "Conduct of Vinings' Business after Reverse Share Split;" and "Effects of Reverse Share Split Proposal on Vinings' Shareholders" of the Proxy Statement are incorporated herein by reference pursuant to General Instruction F to Schedule 13E-3.


ITEM 7. PURPOSES, ALTERNATIVES, REASONS AND EFFECTS.

     (a) PURPOSES OF THE REVERSE SHARE SPLIT. The information set forth under the caption "Purpose and Reasons for Reverse Share Split Proposal" of the Proxy Statement is incorporated herein by reference pursuant to General Instruction F to Schedule 13E-3.

     (b) ALTERNATIVES. The information set forth under the captions "Fairness of the Reverse Share Split Proposal" of the Proxy Statement is incorporated herein by reference pursuant to General Instruction F to Schedule 13E-3.

     (c) REASONS. The information set forth under the caption "Purpose and Reasons for the Reverse Share Split" of the Proxy Statement is incorporated herein by reference pursuant to General Instruction F to Schedule 13E-3.

     (d) EFFECTS. The information set forth under the captions "Effects of Reverse Share Split Proposal on Vinings' Shareholders;" "Potential Detriments of Reverse Share Split Proposal to Shareholders; Accretion in Ownership and Control of Certain Shareholders;" and "Material Federal Income Tax Consequences" of the Proxy Statement are incorporated herein by reference pursuant to General Instruction F to Schedule 13E-3.


ITEM 8. FAIRNESS OF THE TRANSACTION.

     (a) FAIRNESS. The information set forth under the caption "Fairness of Reverse Share Split Proposal" of the Proxy Statement is incorporated herein by reference pursuant to General Instruction F to Schedule 13E-3.

     (b) FACTORS CONSIDERED IN DETERMINING FAIRNESS. The information set forth under the caption "Fairness of Reverse Share Split Proposal" of the Proxy Statement is incorporated herein by reference pursuant to General Instruction F to Schedule 13E-3.

     (c) APPROVAL OF SECURITY HOLDERS. The reverse share split it not structured so that approval of a majority of unaffiliated security holders is required.

     (d) UNAFFILIATED REPRESENTATIVE. The information set forth under the caption "Fairness of Reverse Share Split Proposal" of the Proxy Statement is incorporated herein by reference pursuant to General Instruction F to Schedule 13E-3.

     (e) APPROVAL OF TRUSTEES. The reverse share split was approved by a majority of the trustees who are not employees of Vinings.

     (f) OTHER OFFERS. Not applicable.


ITEM 9. REPORTS, OPINIONS, APPRAISALS AND NEGOTIATIONS.

     (a) REPORT, OPINION OR APPRAISAL. See the information set forth under the caption "Fairness of Reverse Share Split Proposal" of the Proxy Statement which is incorporated herein by reference pursuant to General Instruction F to
Schedule 13E-3.

     (b) PREPARER AND SUMMARY OF THE REPORT, OPINION OR APPRAISAL. See the information set forth under the caption "Fairness of Reverse Share Split Proposal" of the Proxy Statement which is incorporated herein by reference pursuant to General Instruction F to Schedule 13E-3.

     (c) AVAILABILITY OF DOCUMENTS. The Fairness Opinion of Ronald Whitman Weiss shall be made available for inspection and copying at the principal executive offices of Vinings during its regular business hours by any interested equity security holder of Vinings or representative who has been so designated in writing.


ITEM 10. SOURCE AND AMOUNTS OF FUNDS OR OTHER CONSIDERATION.

     (a) SOURCE OF FUNDS. The information set forth in the subsection entitled "Financial Effect" under caption "Effects of Reverse Share Split Proposal on Vinings' Shareholders" of the Proxy Statement is incorporated herein by reference pursuant to General Instruction F to Schedule 13E-3.

     (b) CONDITIONS. None.

     (c) EXPENSES. The information set forth in the subsection entitled "Financial Effect" under the caption "Effects of Reverse Share Split
Proposal on Vinings' Shareholders" of the Proxy Statement is incorporated herein by reference pursuant to General Instruction F to Schedule 13E-3.

     (d) BORROWED FUNDS. Vinings has received a commitment from Berkshire Mortgage Finance Limited Partnership to refinance the existing mortgage loan on one of its apartment communities. The principal loan amount will be $8,080,000 with a fixed interest rate of 6.99%. Monthly payments of principal and interest of $53,702 will be made from the operating cash flow of the property securing the mortgage loan. The term of the loan will be for ten years and the transaction is expected to close no later than June 1, 2001. Vinings anticipates that there will be excess proceeds after paying all costs and the existing mortgage indebtedness. A portion of these proceeds is expected to be used to pay the cash payment for the fractional common shares.


ITEM 11. INTEREST IN SECURITIES OF THE SUBJECT COMPANY.

     (a) SECURITIES OWNERSHIP. The information set forth under the caption "Principal and Management Shareholders" of the Proxy Statement is incorporated herein by reference pursuant to General Instruction F to Schedule 13E-3.

     (b) SECURITIES TRANSACTIONS. None.


ITEM 12. THE SOLICITATION OR RECOMMENDATION.

     (d) INTENT TO TENDER OR VOTE IN A GOING-PRIVATE TRANSACTION. The information set forth under the caption "Fairness of Reverse Share Split Proposal" of the Proxy Statement is incorporated herein by reference pursuant to General Instruction F to Schedule 13E-3.

     (e) RECOMMENDATIONS OF OTHERS. The information set forth under the caption "Fairness of Reverse Share Split Proposal" of the Proxy Statement is incorporated herein by reference pursuant to General Instruction F to Schedule 13E-3.


ITEM 13. FINANCIAL STATEMENTS.

     (a) FINANCIAL INFORMATION.

          (1) and (2) The  information  set forth under the  caption  "Financial
          Information"  of  the  Proxy  Statement  is  incorporated   herein  by
          reference pursuant to General Instruction F to Schedule 13E-3.

          (3) The ratio of earnings to fixed charges was (A) .65 and .66 for the fiscal years ended December 31, 2000 and December 31, 1999, respectively, and (B) .57 for the quarter ended March 31, 2001.

          (4) The book value per share as of December 31, 2000 was $(0.71).

     (b) PRO FORMA INFORMATION. None


ITEM 14. PERSONS/ASSETS, RETAINED, EMPLOYED, COMPENSATED OR USED.

     (a) SOLICITATIONS OR RECOMMENDATIONS. None.

     (b) EMPLOYEES AND CORPORATE ASSETS. None.


ITEM 15. ADDITIONAL INFORMATION.

     (b) OTHER MATERIAL INFORMATION. None.


ITEM 16. EXHIBITS.

     (a)(1) Proxy Statement of Vinings, including all appendices thereto and related Notice of Annual Meeting of Shareholders, incorporated herein by reference to this Proxy Statement filed with the Securities and Exchange Commission contemporaneously with this Schedule.

     (a)(2) Form of Proxy

     (b) Commitment Letter dated April 20, 2001 from Berkshire Mortgage Finance Limited Partnership.

     (c) Fairness Opinion of Ronald Whitman Weiss incorporated by reference to Appendix B to the Proxy Statement filed with the Securities and Exchange Commission contemporaneously with this Schedule.

     (d) Not applicable.

     (f) Not applicable.

     (g) Not applicable.

                                    SIGNATURE
                                    ---------

     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.





                     By:  /s/ Peter D. Anzo
                          ------------------------------------------------
                         Peter D. Anzo, President and Chief Executive Officer


                            May 21, 2001

                                 EXHIBIT 16 (a)(2)


Proxy
(Common Shares)



                       VININGS INVESTMENT PROPERTIES TRUST



                  PROXY FOR 2001 ANNUAL MEETING OF SHAREHOLDERS
                           to be held on June 27, 2001

The undersigned hereby constitutes and appoints Peter D. Anzo and Stephanie A. Reed, and each of them singly, as Proxies of the undersigned, with full power to appoint his or her substitute, and authorizes each of them to represent and vote all common shares of beneficial interest of Vinings Investment Properties Trust held of record as of the close of business on May 21, 2001, at the 2001 Annual Meeting of Shareholders of Vinings to be held at 2839 Paces Ferry Road, Suite 1170, Atlanta, Georgia 30339, at 10:00 a.m. local time, on Wednesday, June 27, 2001, and at any adjournments or postponements thereof.

When properly executed, this proxy will be voted in the manner directed herein by the undersigned shareholder(s). If no direction is given, this proxy will be voted "FOR" the proposal set forth in Proposal 1 and "FOR" the election of the five nominees for trustees. In their discretion, the proxies are each authorized to vote upon such other business as may properly come before the annual meeting and any adjournments or postponements thereof. A shareholder wishing to vote in accordance with the Board of Trustees' recommendation need only sign and date this proxy and return it in the enclosed envelope.

The undersigned hereby acknowledge(s) receipt of a copy of the accompanying Notice of Annual Meeting of Shareholders, the Proxy Statement and Vinings' Annual Report to Shareholders and hereby revoke(s) any proxy or proxies heretofore given. This proxy may be revoked at any time before it is exercised.

               THIS PROXY IS SOLICITED BY THE BOARD OF TRUSTEES OF
                       VININGS INVESTMENT PROPERTIES TRUST

        Please vote and sign on the other side and return promptly in the enclosed envelope.

                        Do not forget to date your proxy.

Please sign name exactly as shown. Where there is more than one holder, each should sign. When signing as an attorney, administrator, guardian or trustee, please add your title as such. If executed by a corporation or partnership, the proxy should be signed by a duly authorized person, stating his or her title or authority.

--------
   X     Please mark vote
         as in this example
--------


COMMON SHARES
-------------

     PROPOSAL 1. To approve a proposal to ratify a 1-for-1,000 reverse share split of Vinings' common shares of beneficial interest and preferred shares of beneficial interest, and the transactions contemplated thereby, including the First Amendment to the Certificate of Designation Classifying and Designating a Series of Preferred Shares as Series A Convertible Preferred Shares of Vinings, as described in the Proxy Statement.

          --------                    --------                     -------
   FOR                       AGAINST                     ABSTAIN
          --------                    --------                     -------


     PROPOSAL 2. Proposal to elect five trustees, each to serve for a one year term until the election and qualification of his or her successor.

     NOMINEES: Peter D. Anzo, Stephanie A. Reed, Phill D. Greenblatt, Henry Hirsch and John Christy.

          --------                    --------                     -------
   FOR                       AGAINST                FOR ALL EXCEPT
          --------                    --------                     -------


If you do not wish your shares voted FOR a particular nominee, mark the FOR ALL EXCEPT box and strike a line through that nominee's name. Your shares will be voted for the remaining nominee(s).



                                     Please be sure to sign and date this proxy


                               Date:    ________________________________________
                       Signature(s):    ________________________________________

                           CHANGE OF    ________________________________________
                            ADDRESS?    ________________________________________

Proxy
(Series A Convertible Preferred Shares)



                       VININGS INVESTMENT PROPERTIES TRUST



                  PROXY FOR 2001 ANNUAL MEETING OF SHAREHOLDERS
                           to be held on June 27, 2001

The undersigned hereby constitutes and appoints Peter D. Anzo and Stephanie A. Reed, and each of them singly, as Proxies of the undersigned, with full power to appoint his or her substitute, and authorizes each of them to represent and vote all preferred shares of beneficial interest of Vinings Investment Properties Trust held of record as of the close of business on May 21, 2001, at the 2001 Annual Meeting of Shareholders of Vinings to be held at 2839 Paces Ferry Road, Suite 1170, Atlanta, Georgia 30339, at 10:00 a.m. local time, on Wednesday, June 27, 2001, and at any adjournments or postponements thereof.

When properly executed, this proxy will be voted in the manner directed herein by the undersigned shareholder(s). If no direction is given, this proxy will be voted "FOR" the proposal set forth in Proposal 1. In their discretion, the proxies are each authorized to vote upon such other business as may properly come before the annual meeting and any adjournments or postponements thereof. A shareholder wishing to vote in accordance with the Board of Trustees' recommendation need only sign and date this proxy and return it in the enclosed envelope.

The undersigned hereby acknowledge(s) receipt of a copy of the accompanying Notice of Annual Meeting of Shareholders, the Proxy Statement and Vinings' Annual Report to Shareholders and hereby revoke(s) any proxy or proxies heretofore given. This proxy may be revoked at any time before it is exercised.


               THIS PROXY IS SOLICITED BY THE BOARD OF TRUSTEES OF
                       VININGS INVESTMENT PROPERTIES TRUST

                Please vote and sign on the other side and return
                       promptly in the enclosed envelope.

                        Do not forget to date your proxy.

Please sign name exactly as shown. Where there is more than one holder, each should sign. When signing as an attorney, administrator, guardian or trustee, please add your title as such. If executed by a corporation or partnership, the proxy should be signed by a duly authorized person, stating his or her title or authority.

--------
   X     Please mark vote
         as in this example
--------


SERIES A CONVERTIBLE PREFERRED SHARES
-------------------------------------

     PROPOSAL 1. To approve a proposal to ratify a 1-for-1,000 reverse share split of Vinings' common shares of beneficial interest and preferred shares of beneficial interest, and the transactions contemplated thereby, including the First Amendment to the Certificate of Designation Classifying and Designating a Series of Preferred Shares as Series A Convertible Preferred Shares of Vinings, as described in the Proxy Statement.


         --------                      --------                    -------
   FOR                      AGAINST                       ABSTAIN
         --------                      --------                    -------





                                    Please be sure to sign and date this proxy


                               Date:    ________________________________________
                       Signature(s):    ________________________________________

                           CHANGE OF    ________________________________________
                            ADDRESS?    ________________________________________